                                                                 EXHIBIT 16(a)-1

                              ERNEST C. GARCIA, II
                         2575 EAST CAMELBACK, SUITE 700
                             PHOENIX, ARIZONA 85016
                            ------------------------

                         NOTICE OF PROPOSED ACQUISITION
                                  OF SHARES OF
                                  COMMON STOCK
                          OF UGLY DUCKLING CORPORATION
                            ------------------------

To the Holders of Ugly Duckling Corporation Common Stock:

     Enclosed are materials disclosing certain transactions I have entered into regarding the acquisition of Common Stock, $.001 par value per share ("Common Stock"), of Ugly Duckling Corporation (the "Company"). Pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, I am required to deliver this disclosure to the holders of common stock of the Company as the transactions that I have entered into may each be viewed as a step in a series of transactions having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, such acquisition of the Shares and Warrants may facilitate a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market.

     The transactions I have entered into are (i) for the purchase of 1,500,000 shares of Common Stock through purchase agreements with Harris Associates, L.P., a shareholder of the Company, and (ii) a loan transaction to the Company, whereby, on July 25, 2001, and subject to certain conditions, an entity I beneficially own will acquire warrants to purchase 1,500,000 shares of Common Stock of the Company.

     At this time, I do not have any plan, arrangement, agreement or understanding regarding any transaction between the Company and myself that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. If I propose such a transaction between the Company and myself, or an entity I beneficially own, it would not occur before, among other things, the Company secures a new credit facility. The Company's current credit facility with General Electric Capital Corporation is not expected to be renewed when it expires June 30, 2001, and the Company has not yet replaced this credit facility.

     Please read the enclosed materials carefully as the transactions they describe may affect your investment interest in the Common Stock.

                                          Sincerely,

                                          Signature of Ernest C. Garica II
                                          Ernest C. Garcia, II

Phoenix, Arizona
January 25, 2001

                       DISCLOSURE OF PROPOSED ACQUISITION
                                  OF SHARES OF
                                  COMMON STOCK
                          OF UGLY DUCKLING CORPORATION

     This disclosure statement ("Disclosure Statement") is being provided by Ernest C. Garcia, II pursuant to Rule 13e-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Garcia, or an entity beneficially owned by Mr. Garcia, has entered into certain transactions that would increase his beneficial ownership of common stock, $.001 par value per share (the "Common Stock") of Ugly Duckling Corporation (the "Company" or "Ugly Duckling") if certain conditions are met. Such acquisitions may be seen as a step in a series of transactions having the reasonable likelihood of causing the Company's Common Stock to be delisted from the Nasdaq National Market, and the Common Stock could become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act. Currently, there is no definitive agreement or understanding with respect to any transaction between the Company and Mr. Garcia that would cause such an effect.

     These transactions may affect your investment interest in the Common Stock. Please read this entire Disclosure Statement carefully.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET OF PROPOSED TRANSACTIONS.................    1
SPECIAL FACTORS.............................................    3
SUBJECT COMPANY INFORMATION.................................    5
IDENTITY AND BACKGROUND OF MR. GARCIA.......................    6
TERMS OF THE PROPOSED TRANSACTIONS..........................    6
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  WITH THE COMPANY..........................................    8
USE OF SECURITIES ACQUIRED; PLANS OR PROPOSALS BY MR.
  GARCIA....................................................    9
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION...........   11
FINANCIAL STATEMENTS........................................   11
INCORPORATION BY REFERENCE..................................   12
PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.....   12

     This Disclosure Statement is being delivered by Ernest C. Garcia, II, pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 promulgated thereunder, in connection with the proposed acquisition by Mr. Garcia, or an entity 100% beneficially owned by Mr. Garcia, in separate transactions, of 1,500,000 shares (the "Shares") and, on July 25, 2001, warrants (the "Warrants") to purchase 1,500,000 shares (the "Warrant Shares") of Common Stock. The acquisition of each of the Shares and the Warrants is conditioned upon, among other things, the filing of all necessary documents with the Securities and Exchange Commission (the "SEC") and the expiration of all related waiting periods. The acquisition of the Shares and Warrants will not be consummated until such conditions have been satisfied. (For purposes of this Disclosure Statement, the term "Mr. Garcia" refers to Mr. Garcia individually or Mr. Garcia and the entities he beneficially owns, as the context requires.) Mr. Garcia is delivering this Disclosure Statement because the acquisition of the Shares or the beneficial ownership of the Warrants may each be viewed as a step in a series of transactions having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In particular, such acquisition of the Shares and Warrants may facilitate a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market.

     Mr. Garcia currently beneficially owns 5,042,300 shares, or 40.7%, of the issued and outstanding Common Stock of the Company, which includes 20,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options. Mr. Garcia may purchase additional shares of Common Stock in open market transactions from time to time.

     At this time, there is no plan, arrangement, agreement or understanding with respect to any transaction between the Company and Mr. Garcia that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. If such a transaction between the Company and Mr. Garcia, or an entity beneficially owned by Mr. Garcia, were to be proposed, it is not expected to occur before, among other things, the Company secures a new credit facility. The Company's current credit facility with General Electric Capital Corporation ("GECC") is not expected to be renewed when it expires June 30, 2001, and the Company has not yet replaced this credit facility. If the credit facility is refinanced and Mr. Garcia determines to propose a transaction with the Company, or Mr. Garcia obtains the right to acquire the Warrants, Mr. Garcia will provide supplemental materials to this Disclosure Statement.

                  SUMMARY TERM SHEET OF PROPOSED TRANSACTIONS

     This Disclosure Statement is being filed in connection with the following proposed transactions:

Acquisition of 1,500,000 Shares of Common Stock:

     - Acquisition of Shares of Common Stock. Mr. Garcia will acquire beneficial ownership of 1,500,000 shares of common stock of Ugly Duckling in a private transaction with Harris Associates, L.P., a shareholder of Ugly Duckling. See "Terms of the Transaction" below.

     - Purchase Price. The total purchase price paid by Mr. Garcia for the 1,500,000 shares of common stock is $6,262,045.50, or $4.174697 per share. See "Terms of the Transaction" below.

     - Conditions. Mr. Garcia must satisfy certain conditions before he can purchase the shares of common stock of Ugly Duckling, including filing any necessary SEC filings and waiting for any applicable waiting periods to expire. See "Terms of the Transaction" below.

Acquisition of the Warrants:

     - Future Acquisition of Warrants. As part of the consideration for a loan of $7 million to Ugly Duckling by Verde Investments, Inc., an entity wholly owned by Mr. Garcia ("Verde"), Verde has the right to acquire on July 25, 2001, and Mr. Garcia would at that time beneficially own, Warrants to purchase 1,500,000 shares of common stock of Ugly Duckling. The Warrants will not be issued if the loan is repaid by July 25, 2001. The issuance of the Warrants is also subject to satisfaction of various conditions, including compliance with SEC regulations. See "Terms of the Transaction" below.

     - Exercise Price. The Warrants will be exercisable at $4.50 per share, which was the market price of the common stock of Ugly Duckling on the date the loan transaction was completed. See "Terms of the Transaction" below.

     - Number of Shares Underlying the Warrants. Mr. Garcia, through his beneficial ownership of Verde, will be entitled to exercise Warrants covering 500,000 Warrant Shares on July 25, 2001, and Warrants covering an additional 250,000 Warrant Shares every three months thereafter up to the total of 1,500,000 Warrant Shares. See "Terms of the Transaction" below.

Effects of the Transactions:

     - If Mr. Garcia acquires the 1,500,000 shares of common stock of Ugly Duckling, he will beneficially own almost 53% of the outstanding common stock of Ugly Duckling. If the Warrants are issued to Mr. Garcia and exercised in full after the 1,500,000 shares of common stock are acquired, such that Mr. Garcia acquires all of the Warrant Shares, Mr. Garcia's beneficial ownership of the outstanding common stock of Ugly Duckling would increase to 58%. In either case, Mr. Garcia would be in a position to control the election of directors of Ugly Duckling. Mr. Garcia would also be in a position to control the approval of any merger, reorganization or other business combination transaction submitted to a vote of Ugly Duckling's shareholders. Mr. Garcia could vote to approve such a transaction on terms which might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of common stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of common stock of Ugly Duckling for investment. Any such transaction could also result in Ugly Duckling's common stock being delisted from the Nasdaq National Market or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See "Terms of the Transaction" below.

     - There are no appraisal rights for the holders of common stock of Ugly Duckling available under state law for the proposed transactions.

                                SPECIAL FACTORS

     The following are various "Special Factors" that should be considered when reading this Disclosure Statement.

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE PROPOSED TRANSACTIONS.

     (a) Purpose of Proposed Transactions. Mr. Garcia is entering into the proposed transactions because he believes the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he is interested in the possibility of acquiring all of the outstanding shares of Common Stock. Mr. Garcia's interest in acquiring additional shares of Common Stock is conditioned on various factors, including the Company obtaining a new credit facility. See "Terms of the Transaction."

     (b) Alternatives of Proposed Transactions. Mr. Garcia previously attempted to acquire all of the outstanding shares of Common Stock of the Company. In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed subsidiary beneficially owned by Mr. Garcia. As part of the proposed merger, each shareholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt. After discussions with the Board of Directors of the Company and the special transaction committee of the Board of Directors, Mr. Garcia withdrew the proposal as he did not believe that the offer, as proposed, would have been approved at such time by the Special Transaction Committee of the Board of Directors of the Company.

     (c) Reason for Entering into Proposed Transactions. Mr. Garcia is acquiring the Shares because he believes the current market price represents an attractive investment opportunity. Mr. Garcia will acquire beneficial ownership of the Warrants, subject to certain conditions, in connection with the loan transaction between Verde and the Company. See "Terms of the Transaction." The loan from Mr. Garcia was required as a condition to the renewal of a $38 million loan to the Company from other third party lenders.

     (d) Effects of Proposed Transactions. After the acquisition of the Shares of Common Stock, Mr. Garcia will beneficially own 6,542,300 shares (including the right to acquire 20,000 shares under presently exercisable stock options), or 52.9%, of the issued and outstanding Common Stock of the Company. Once the Warrants are fully exercisable, Mr. Garcia will have the right to acquire beneficial ownership of an additional 1,500,000 shares of Common Stock of the Company, which would increase Mr. Garcia's beneficial ownership of Common Stock to 8,042,300 shares, or 58.0%, of the issued and outstanding Common Stock of the Company. As a majority shareholder of Common Stock of the Company, Mr. Garcia would be able to control the outcome of most proposals brought to a shareholder vote. The remaining shareholders of Common Stock of the Company will each be minority holders and will not, as a collective group, be able to vote more shares of Common Stock than Mr. Garcia beneficially owns. Mr. Garcia would be in a position to control the election of directors of the Company. Mr. Garcia would also be in a position to control the approval of any merger, reorganization or other business combination transaction submitted to a vote of the Company's shareholders. Mr. Garcia could vote to approve such a transaction on terms which might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of Common Stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of Common Stock for investment. Any such transaction could also result in the Company's Common Stock no longer being listed on the Nasdaq National Market, any other national securities exchange or any inter-dealer quotation system or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     Mr. Garcia founded the Company and has always been a substantial shareholder of the Company. Mr. Garcia has also been the Chairman of the Board for the last five years. As such, Mr. Garcia has had significant involvement in the management and operation of the Company. The increase in Mr. Garcia's beneficial ownership will not likely have any effect on the Company's operations or management. Currently, Mr. Garcia's does not have any plans to alter the management or operations of the Company.

     As a result of the acquisition of the Shares and, once the Warrants are fully exercised, the Warrant Shares, Mr. Garcia would have a 58% interest in the net book value and net earnings of the Company, or $91,943,000 and $6,678,000, respectively, as of and for the nine months ended September 30, 2000.

FAIRNESS OF THE PROPOSED TRANSACTIONS.

     (a)-(e) Mr. Garcia believes the acquisition of Shares and future acquisition of the Warrants are fair to the unaffiliated shareholders of the Company. The belief that the acquisitions are fair is based upon a variety of factors. The primary factor in supporting the fairness of the terms of the acquisition of the Shares is that the agreement regarding such acquisition was negotiated at arms-length with a third-party, unaffiliated shareholder. The negotiated purchase price per share was slightly less than the market price of the Common Stock of the Company as quoted on the Nasdaq National Market on the date the agreement was entered into which is justified due to a large block discount. The acquisition of the Shares is a private transaction and does not require the approval of the shareholders or the directors of the Company. The Company is not a party to the transaction to acquire the Shares, and no unaffiliated representative has been retained by the Company to act on behalf of the unaffiliated shareholders of the Company as part of the transaction to acquire the Shares.

     The following relevant factors support the fairness of the future acquisition of the Warrants: (i) a special transaction committee of the Board of Directors of the Company was formed for the purpose of evaluating all matters regarding the Loan Agreement (the "Loan Agreement") between Verde and the Company, including the Warrant Agreement that will be entered into July 25, 2001 (the "Warrant Agreement"); (ii) the special transaction committee evaluated, and ultimately recommended, that the Board of Directors approve the Loan Agreement and Warrant Agreement on January 8, 2001; (iii) the Board of Directors approved the Loan Agreement and Warrant Agreement on January 8, 2001; (iv) the lenders under the $35 million senior secured loan facility that the Company obtained on January 11, 2001 (the "$35 million credit facility") required the $7 million loan from Verde as a condition to the $35 million credit facility; (v) the $35 million credit facility was required to satisfy ongoing working capital requirements of the Company; (vi) the Warrants will not be issued to Verde if the $7 million loan is repaid prior to July 25, 2001 and there is no outstanding guarantee between Mr. Garcia and the lenders under the $35 million credit facility; (vii) under the terms of the Loan Agreement, the Warrant Agreement will not be entered into until the shareholders of the Company have approved the issuance of the Warrants, or, if shareholder approval is not obtained, the Board of Directors must obtain a fairness opinion in order to issue the Warrants;
(viii) if a fairness opinion cannot be obtained, Verde and the Company have agreed to modify the terms of the Warrant Agreement such that a fairness opinion can be obtained. The Company has advised Mr. Garcia that it does not believe that shareholder approval is required, that it has hired an unaffiliated investment banker and that it is currently in the process of obtaining a fairness opinion. No unaffiliated representative has been retained by the Company to act on behalf of the unaffiliated shareholders of the Company as part of the transaction to acquire the Warrants.

     (f) Mr. Garcia is not aware of any firm offer to purchase the Company or a controlling interest in the Company's securities by an unaffiliated person during the past two years.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) No report, opinion or appraisal was obtained with respect to the acquisition of the Shares. A fairness opinion has not yet been obtained with respect to the Warrants.

     (b) As no fairness opinion has been obtained, no summary can be provided.

                          SUBJECT COMPANY INFORMATION

     (a) Mr. Garcia is providing this Disclosure Statement with respect to the proposed acquisition of equity securities of the Company. The principal offices of the Company are located at 2525 East Camelback Road, Suite 500, Phoenix, Arizona 85016. The Company's telephone number is (602) 852-6600.

     (b) Based on the Company's latest filing with the SEC on Form 10-Q for the quarter ended September 30, 2000, the Company had 12,378,000 shares of Common Stock, $.001 par value per share, issued and outstanding.

     (c) The Common Stock is traded on the Nasdaq National Market under the symbol "UGLY". The high and low sales prices of the Common Stock during each quarter during the last two years are as follows:

      FIRST QUARTER    SECOND QUARTER    THIRD QUARTER    FOURTH QUARTER
      --------------   ---------------   --------------   --------------
       HIGH     LOW     HIGH      LOW    HIGH     LOW     HIGH     LOW
      ------   -----   -------   -----   -----   ------   -----   ------
1999    6.75   4.125     7.75    5.00    9.125   6.8125   9.625   6.5312
2000  8.5625    6.50   8.1875    6.75    7.875     5.75    7.00    3.875

     (d) The Company has not paid any dividends in respect of its Common Stock during the last two years.

     (e) Neither Mr. Garcia, nor any entity beneficially owned by Mr. Garcia, has made any underwritten public offering of the Common Stock for cash during the past three years.

     (f) During the last two years, Mr. Garcia, or an entity beneficially owned by Mr. Garcia, has made the following purchases of shares of the Company's Common Stock:

VERDE INVESTMENTS, INC.:

PURCHASE  NUMBER OF SHARES   PURCHASE PRICE
  DATE       PURCHASED         PER SHARE
--------  ----------------   --------------
3/23/99        50,000           $6.06250
5/18/99        20,000           $   7.06
11/13/00      360,000           $   5.50
11/14/00       58,000           $   5.50
11/14/00       85,500           $   5.38

VERDE REINSURANCE CO. LTD.:

PURCHASE  NUMBER OF SHARES   PURCHASE PRICE
  DATE       PURCHASED         PER SHARE
--------  ----------------   --------------
11/15/00       18,800            $5.50

     The average purchase price for all of the foregoing transactions effected during the quarter ended December 31, 2000 was $5.50.

     As of the date hereof, Mr. Garcia beneficially owns an aggregate of 5,042,300 shares of Common Stock of the Company, which includes 20,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options.

                     IDENTITY AND BACKGROUND OF MR. GARCIA

     (a) Name and Address. This Disclosure Statement is being filed by Ernest C. Garcia, II, a citizen of the United States of America. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia's business telephone number is (602) 778-5000. Mr. Garcia currently beneficially owns approximately 40% of the issued and outstanding Common Stock of the Company and is Chairman of the Board of Directors of the Company. In light of Mr. Garcia's current ownership of Common Stock of the Company and his position as Chairman of the Company's Board of Directors, Mr. Garcia believes that he is an "affiliate" of the Company, as such term is defined in Rule 13e-3(a)(1) under the Exchange Act.

     (b) Business and Background. The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, Arizona 85016. During the past five years, Mr. Garcia has served as the Chairman of the Board of Directors of the Company. In addition, from 1992 to July 1999, Mr. Garcia served as Chief Executive Officer of the Company. Also, during the past five years, Mr. Garcia has served as the sole director and President of Verde, which is wholly owned by Mr. Garcia and his wife. Verde is an Arizona corporation engaged in commercial real estate investments. Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd. ("Verde Reinsurance") a Nevis Island corporation and U.S. taxpayer wholly owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance. During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation ("Cygnet"), an Arizona corporation wholly owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, Verde Reinsurance and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Garcia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Garcia is a citizen of the United States.

                       TERMS OF THE PROPOSED TRANSACTIONS

     This Disclosure Statement is being filed in connection with the proposed acquisition of the Shares and the Warrants in private transactions.

Acquisition of Shares:

     Mr. Garcia and Cygnet have entered into agreements with Harris Associates, L.P. to acquire the "Shares" (consisting of 1,500,000 shares of Common Stock of the Company). The purchase price for the Shares is $6,262,045.32 or a per share purchase price of $4.174697. Under the agreement, Mr. Garcia must satisfy certain conditions prior to the acquisition of the Shares, including the filing of all necessary documents with the SEC.

     If, on the closing date of the acquisition of the Shares, Mr. Garcia fails to purchase the Shares, the selling shareholder will be entitled to, among other things, retain a $1,000,000 deposit.

Acquisition of Warrants:

     Subject to certain conditions, Verde has the right to acquire Warrants to purchase 1,500,000 shares of Common Stock of the Company in connection with the Loan Agreement. On January 11, 2001, Verde made a $7 million subordinated loan to the Company. The loan was required as a condition to the $35 million. The $7 million investment by Verde was placed in escrow as additional collateral for the $35 million credit facility. Among other conditions, if the Company has at least $7 million in pre-tax income during the first six months of the year, the $7 million in escrow will be released in July 2001 and at that time, Mr. Garcia will guarantee the payment of 33% of the $35 million credit facility until it is paid in full. The $7 million in escrow is subject to pro rata reductions tied to reductions in the outstanding principal under the $35 million credit facility. The $7 million loan is non-revolving and interest will accrue on the outstanding principal at a rate per annum equal to LIBOR plus 600 basis points. Interest is payable quarterly in arrears. The maturity date of the note evidencing the loan is December 31, 2003. The payment of principal and interest under the Loan Agreement is subordinated to all secured obligations of the Company that are not specifically subordinated by their terms to the Loan Agreement, except it is pari passu with the $17,478,680 of 12% Subordinated Debentures due 2003 issued under that certain Indenture, dated October 15, 1998 (the "Indenture"), the $11,939,565 11% Subordinated Debentures due 2007 issued under the Indenture and the $13,500,000 15% Senior Subordinated Loan between the Company and Kayne Anderson Investment Management, Inc. dated February 12, 1998, as amended. As security for the loan, Verde received a junior security interest in the shares of the Company's securitization subsidiaries, behind the first priority security interest in the stock of those subsidiaries granted to the lenders under the $35 million credit facility.

     As part of the loan transaction, the Company released all options to purchase real estate that is currently owned by Verde and leased to the Company. The Company also granted Verde the option to purchase, at book value, any or all properties currently owned by the Company, or acquired by the Company prior to the earlier of December 31, 2003 or the date the loan is repaid. Verde agreed to lease the properties back to the Company, on terms similar to the Company's current leases, if it exercises its option to purchase any of the properties.

     In addition, as part of such loan transaction, the Company agreed to enter into a Warrant Agreement with Verde and issue Warrants thereunder if the amounts due under the loan are not paid in full by July 25, 2001, or any guarantee by Verde to Sun America Life Insurance Company remains outstanding. Entering into the Warrant Agreement is also conditioned on the satisfaction of certain conditions, including (a) obtaining any necessary shareholder approval, (b) obtaining any necessary approvals and filing any necessary filings required under Section 13 and 16 of the Exchange Act or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (c) the Company obtaining a fairness opinion if shareholder approval referenced in (a) above is not obtained. If a fairness opinion cannot be obtained based upon the amount or terms of the Warrant Agreement, Verde and the Company have agreed to modify the terms of the Warrant Agreement such that a fairness opinion can be obtained. The Company has advised Mr. Garcia that it does not believe shareholder approval of the Warrant transaction is required, and that it has hired an investment banker to render the required fairness opinion.

     If the Warrants are not issued on or before July 25, 2001, except as a result of the inability to obtain a fairness opinion, then Verde may, upon notice to the Company, cause the amounts owed under the Loan Agreement to become immediately due and payable in full.

     Under the terms of the Loan Agreement, upon an event of default, Verde may, by written notice to the Company, cause the amounts owed under the Loan Agreement to become immediately due and payable. An event of default includes, among other things, the Company's failure to make payments due under the Loan Agreement when they become due, the Company's failure to make any payment when due and certain other defaults with respect to any other obligation of the Company resulting in the acceleration of the maturity of an obligation in an amount in excess of $10 million, or the Company's failure to perform or observe any covenant or agreement contained in the Loan Agreement that is not remedied within a specified period of time.

     Under the terms of the Warrant Agreement which will be entered into upon satisfaction of, among other things, any SEC filing requirements, the Company will issue Warrants to purchase 1,500,000 shares of Common Stock of the Company. The exercise price for the Warrants is $4.50 per share, which was the last reported sales price of the Common Stock on the date the loan transaction was completed. The exercise price of the Warrants may be paid by cash, check or through a cashless exercise. The Warrant Agreement entitles Verde to exercise Warrants covering 500,000 Warrant Shares on July 25, 2001, and Warrants covering an additional 250,000 Warrant Shares upon the expiration of each successive three month period thereafter up to a total amount of 1,500,000 Warrants. The Warrants may be transferred from time to time, subject to applicable securities laws, at the request of the holder of the Warrant. The Warrants are subject to customary adjustment provisions to protect against dilution and recapitalization.

     Under the terms of the Warrant Agreement, the Warrants are exercisable until July 25, 2011, unless they are redeemed prior to such date. Unless the Warrants are fully exercised, the Company has the option to redeem the Warrants at a price of $.10 per share at any time after July 25, 2006, if the average closing price of the Common Stock of the Company for a period of at least 20 consecutive trading days has equaled or exceeded $12.00.

     Upon consummation of the proposed acquisition of the Shares, Mr. Garcia will beneficially own over 50% of the Common Stock of the Company. Mr. Garcia may desire to acquire additional shares of Common Stock of the Company if certain events occur, including the Company obtaining a new credit facility. The Company's current credit facility with GECC will not be renewed when it expires on June 30, 2001, and the Company has not yet replaced this credit facility. Such additional acquisitions could result in the Company's Common Stock being delisted from the Nasdaq National Market, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Currently, there is no definitive agreement or understanding with respect to any transaction between the Company and Mr. Garcia that would cause such an effect. However, Mr. Garcia may purchase additional shares of Common Stock in open market transactions from time to time.

     There are no appraisal rights for the holders of Common Stock available under state law for the proposed transactions.

                   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS
                        AND AGREEMENTS WITH THE COMPANY

     (a) Transactions. In December 1999, Mr. Garcia formed Cygnet Capital Corporation and Cygnet Capital Corporation purchased from the Company, Cygnet Dealer Finance, Inc. and its subsidiaries for an amount equal to the net book value of Cygnet Dealer Finance, Inc., approximately $38 million. Of the purchase price, $8 million was paid by the assumption by Cygnet Capital Corporation of debt owed by the Company to Verde, and $12 million was paid by new subordinated debt of Cygnet Capital Corporation to the Company that was guaranteed by Verde. In addition, Cygnet Capital Corporation issued to the Company warrants to purchase up to 50% of Cygnet Capital Corporation in certain cases.

     (b) Significant Corporate Events.

          (1) In December 1999, Verde purchased from an unrelated third party, 17 properties leased to and occupied by the Company for approximately $24.6 million. In November 2000, Verde acquired from an unrelated third party an additional property leased to and occupied by the Company for approximately $2,250,000. Verde holds these properties and continues to lease the properties to the Company.

          (2) In April 2000, Mr. Garcia and Verde Reinsurance participated in an exchange offer conducted by the Company wherein Mr. Garcia and his affiliates exchanged approximately 300,000 shares of Common Stock of the Company for approximately $3.3 million of 11% subordinated debt issued by the Company due April 2007.

          (3) In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed subsidiary beneficially owned by Mr. Garcia. As part of the proposed merger, each shareholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt.

     (c) Negotiations or Contacts.

          (1) With respect to the transaction discussed in (b)(1) above, an unaffiliated third party contacted Mr. Garcia regarding the sale of certain properties. Mr. Garcia informed the Company regarding the opportunity to purchase such properties. The Board of Directors of the Company decided not to purchase the properties for various reasons, including the lack of available funds. Mr. Garcia then had discussions with the Company regarding the purchase of the properties by an entity he beneficially owned. Mr. Garcia received the approval of the Board of Directors of the Company to purchase the properties, subject to the condition that Mr. Garcia give the Company the option to purchase such properties at the purchase price that Mr. Garcia paid.

          (2) With respect to the transaction discussed in (b)(2) above, the Company offered the shareholders of the Company subordinated debt in exchange for a certain number of shares of Common Stock. Mr. Garcia made a commitment to the Company to exchange a minimum number of his shares for the subordinated debt issued by the Company. Mr. Garcia and Verde Reinsurance participated in the exchange offer by completing certain materials that were delivered to them in connection with the exchange offer and surrendering their respective certificates.

          (3) With respect to the transaction discussed in (b)(3) above, Mr. Garcia approached the officers and directors of the Company regarding the possibility of a merger with a to-be-formed entity owned by Mr. Garcia. After discussions with the Board of Directors of the Company and the Special Transaction Committee of the Board of Directors, Mr. Garcia withdrew the proposal as he did not believe that the offer, as proposed, would have been approved at such time by the Special Transaction Committee of the Board of Directors of the Company.

     (d) Agreements involving the Company's Securities. Mr. Garcia, or an entity beneficially owned by him, has entered into the following agreements that involve the Company's securities. These agreements are attached to the Schedule 13E-3 Transaction Statement filed by Mr. Garcia with the SEC, and are incorporated by reference herein. See "Incorporation by Reference" below.

          (1) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

          (2) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

          (3) Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

          (4) Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

          (5) Consumer Pledge and Security Agreement, dated September 27, 1999, by and between Ernest C. Garcia, II, Joanne E. Garcia and Bank One, Arizona, N.A.

          (6) Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.

          (7) Professional Account Agreement, dated April 12, 1999, by and between Verde and The Bear Stearns Companies, Inc.

          (8) Professional Account Agreement, dated August 20, 1999, by and between Verde Reinsurance and The Bear Stearns Companies, Inc.

          (9) Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.

                          USE OF SECURITIES ACQUIRED;
                        PLANS OR PROPOSALS BY MR. GARCIA

     (a) Use of Securities. Mr. Garcia expects to retain the Shares of Common Stock for investment purposes. Once acquired, Mr. Garcia intends to hold the Warrants until such time as it is advisable to exercise the Warrants. Once Mr. Garcia acquires the Warrant Shares through exercise of the Warrants, he plans to retain such shares of Common Stock for investment purposes. Following the acquisition of the Shares and, once the Warrants are fully exercised, the Warrant Shares, Mr. Garcia would own approximately 8,042,300 shares, or 58.0%, of the issued and outstanding Common Stock of the Company.

     (b) As the owner of a majority of the issued and outstanding shares of Common Stock of the Company, Mr. Garcia would be able to control the election of directors of the Company. Mr. Garcia would also be in a position to control the approval of any merger, reorganization or other business combination transaction submitted to a vote of the Company's shareholders. Mr. Garcia could vote to approve such a transaction on terms which might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of Common Stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of Common Stock for investment. Any such transaction could also result in the Company's Common Stock being delisted from the Nasdaq National Market or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Currently, Mr. Garcia does not have any plans or arrangements for such transaction and there is no agreement with the Company to conduct any such transaction.

     The terms of merger or other reorganization, if any, will ultimately determine the effects such transaction would have with respect to the Company, the Common Stock and the shareholders of the Company.

               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The acquisition of the Shares for a total purchase price of $6,234,375, will be funded through the working capital of Cygnet.

     The Warrants will be acquired on or around July 25, 2001, subject to certain conditions, in connection with the loan transaction between Verde and the Company, which will be funded from the working capital of Verde. The Warrants are exercisable at the market price of the Common Stock on the date the loan transaction was completed. The exercise price may be paid through a cashless exercise. If paid in cash, the exercise price will be funded from the working capital of Verde.

     (b) There are no conditions to financing and no alternative financing arrangements currently contemplated.

     (c) The following is an estimate of various expenses associated with the acquisition of the Shares:

Filing......................................................    $ 3,000
Accounting..................................................    $   -0-
Legal.......................................................    $10,000
Printing....................................................    $ 6,500

     The Company is not responsible for payment of the expenses listed above.

                              FINANCIAL STATEMENTS

(a) Financial Information

     (1) The Company's financial information is incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1999, which was filed with the Commission on April 3, 2000, as amended on Form 10-K/A filed with the Commission on May 12, 2000, and the Company's most recent Quarterly Report on Form 10-Q for the period ended September 30, 2000, which was filed with the Commission on November 14, 2000, both reports being filed under Commission No. 000-20841.

     (2) According to the Company, the ratio of earnings to fixed charges as of December 31, 1998 and December 31, 1999 was 2.22 and 3.19, respectively. The ratio of earnings to fixed charges as of September 30, 1999 and September 30, 2000 was 3.00 and 4.30, respectively.

     (3) According to the Company, the book value per share of the Common Stock as of September 30, 2000 was $12.81.

     (4) The following is summary financial data regarding the Company that has been provided by the Company:

(b) Summary Consolidated Financial Information

                                                   THREE MONTHS ENDED         YEARS ENDED
                                                     SEPTEMBER 30,            DECEMBER 31,
                                                  --------------------    --------------------
                                                    2000        1999        1999        1998
                                                  --------    --------    --------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Total Revenues..................................  $158,380    $124,883    $465,954    $332,479
  Sales of Used Cars............................   126,636     103,314     389,908     287,618
  Interest Income...............................    31,436      19,775      68,574      17,287
  Portfolio Interest Expense....................    (7,318)     (4,042)    (14,597)     (2,860)
  Gain on Sale of Loans.........................        --          --          --      12,093
  Servicing and Other Income....................       308       1,794       7,472      15,481

                                                   THREE MONTHS ENDED         YEARS ENDED
                                                     SEPTEMBER 30,            DECEMBER 31,
                                                  --------------------    --------------------
                                                    2000        1999        1999        1998
                                                  --------    --------    --------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cost of Used Cars Sold..........................    70,760      57,764     219,037     165,282
Provision for Credit Losses.....................    36,092      27,561     102,955      65,318
Income before Operating Expenses................    44,210      35,516     129,365      99,019
Total Operating Expenses........................    37,303      28,080     111,650      93,052
Income Before Other Interest Expense............     6,907       7,436      17,715       5,967
Other Interest Expense..........................     2,360         877       3,028         161
Earnings from Continuing Operations.............     2,683       3,657       8,687       3,455
Earnings (Loss) from Discontinued Operations....        --         525         573      (9,158)
Net Earnings (Loss).............................     2,683       4,182       9,260      (5,703)
Diluted Earnings (Loss) per Share...............      0.21        0.28        0.60       (0.31)
Shares used in Computation......................    12,747      15,167      15,329      18,405

                                                     SEPTEMBER 30,            DECEMBER 31,
                                                  --------------------    --------------------
                                                    2000        1999        1999        1998
                                                  --------    --------    --------    --------
Balance Sheet Data
Cash and Cash Equivalents.......................  $  6,555    $  2,293    $  3,683    $  2,544
Finance Receivables, Net........................   491,880     321,739     365,586     126,168
Inventory.......................................    43,739      45,768      62,865      44,145
Total Assets....................................   618,483     516,513     536,711     337,281
Notes Payable Portfolio.........................   362,255     244,363     275,774     101,732
Other Notes Payable.............................    17,930      36,000      36,556      15,899
Subordinated Notes Payable......................    36,148      37,077      28,611      37,980
Total Debt......................................   416,333     317,440     340,941     155,611
Total Stockholders' Equity(1)...................   158,522     162,477     165,680     162,767

---------------
(1) Excludes 2,858,888 shares of common stock issuable upon exercise of outstanding stock options and warrants with exercise prices ranging from $1.72 to $20.00

                           INCORPORATION BY REFERENCE

     Information incorporated herein by reference has been filed by the Company with the SEC as stated above. You may read and copy these reports, statements or other information that the Company files at the SEC's public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center 13th Floor, New York, New York 10048. Copies of such materials are also available from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.

            PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The proposed transactions do not involve any solicitation or recommendation as they are private transactions. Mr. Garcia will not utilize any officer, class of employees or corporate assets of the Company in connection with the acquisition of the Common Stock of the Company. Mr. Garcia anticipates that all existing officers, employees and assets of the Company will continue to be utilized by the Company for its on-going operations after the transactions.